BRITISH COLUMBIA
The Best Place on Earth

Number: BC0070974

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that CROSSHAIR EXPLORATION & MINING CORP. changed its name to CROSSHAIR ENERGY CORPORATION on October 28, 2011 at 11:02 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 28, 2011

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada